UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

August 27, 2019

Commission File Number: 001-31269

ALCON INC

(Registrant Name)

Chemin de Blandonnet 8
1214 Vernier, Geneva, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibit Index

Exhibit Number	Description

99.1       Press release issued by Alcon Inc. dated August 27, 2019 titled “Alcon Introduces AcrySof IQ PanOptix Trifocal IOL in the U.S., the First and Only FDA-Approved Trifocal Lens”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALCON INC.

Date: August 27, 2019	By:	/s/ Timothy C. Stonesifer
	Name:	Timothy C. Stonesifer
	Title:	Authorized Representative

Date: August 27, 2019	By:	/s/ Royce Bedward
	Name:	Royce Bedward
	Title:	Authorized Representative